UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30461/ April 12, 2013

_____

In the Matter of: :
                                                                                                       :
ING LIFE INSURANCE AND ANNUITY COMPANY, ET AL.   :
c/o J. Neil McMurdie, Esq.   :
ING Americas U.S. Legal Services   :
One Orange Way, C2N   :
Windsor, CT 06095   :
                                                                                                       :
(812-14033)   :

_____

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT
OF 1940 GRANTING APPROVAL OF SUBSTITUTION

ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company,
ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company,
Variable Annuity Account B of ING Life Insurance and Annuity Company, Variable Annuity
Account I of ING Life Insurance and Annuity Company, Separate Account B of ING USA
Annuity and Life Insurance Company, Separate Account EQ of ING USA Annuity and Life
Insurance Company, ReliaStar Life Insurance Company of New York Separate Account NY-B,
Security Life Separate Account S-A1, and ING Investors Trust (together, "Applicants"), filed an
application on May 14, 2012, and amended and restated applications on November 16, 2012,
January 22, 2013, and March 18, 2013.

Applicants requested an order pursuant to Section 26(c) of the Investment Company Act of 1940
("1940 Act") approving the substitution of shares of the ING Large Cap Growth Portfolio, a
series of the ING Investors Trust, for shares of the Fidelity VIP Contrafund Portfolio, a series of
the Fidelity Variable Insurance Products Fund II.

A notice of the filing of the application was issued on March 21, 2013 (Investment Company Act
Release No. 30431). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing should be ordered.
No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the Substitution is consistent with the
protection of investors and the purposes fairly intended by the policy and provisions of the 1940
Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the 1940 Act, that the proposed substitution by ING Life Insurance and Annuity Company, et al. (812–14033) is approved.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary